EXHIBIT 1.02

Brady Corporation
Conflict Minerals Report
For the Year Ended December 31, 2013

I.Introduction

This report has been prepared by management of Brady Corporation (herein referred to as "Brady", "Company", "we", "us" and "our"). Brady has developed and maintains an active initiative to identify sources of materials used in our products that contain cassiterite, columbite-tantalite, gold, wolframite, or other derivatives, which are limited to tin, tantalum, and tungsten (collectively the "3TG Minerals"), and to determine whether any such materials directly or indirectly fund or benefit armed groups in the Democratic Republic of Congo or an adjoining country ("Covered Countries").

Brady manufactures or contracts for manufacture products that contain materials or components that use 3TG Minerals, specifically thermal transfer printers and labels and tapes for thermal transfer printing. Due to the depth of our supply chain, Brady is far removed from the sources of ore from which these metals are produced and the smelters/refiners that process them. The efforts undertaken by Brady to identify the country(ies) of origin of those ores reflect our circumstances and position in the supply chain, which in many cases is multiple steps removed from the smelter or mine. The amount of information available globally on the traceability and sourcing of these ores is extremely limited at this time, and this situation is not unique to Brady.

Brady manufactures products and contracts products for manufacture, which in some cases contain materials or components that contain one or more 3TG Minerals. The reasonable country of origin inquiry (“RCOI”) and due diligence efforts undertaken by Brady with respect to 3TG Minerals include products both sourced directly by, and manufactured for, Brady in 2013.

Brady established a team to implement our 3TG Minerals program, with representatives from supply chain management, procurement, product compliance and legal departments, and which reports to the Vice President - Global Operations and Supply Chain. In conformity with what Brady believes is industry practice, we engaged in a risk-based due diligence process to identify the products we manufacture or contract to manufacture that have the greatest likelihood of containing 3TG Minerals. The exact nature of the parts and materials identified in those products that may contain 3TG Minerals ranged over a broad spectrum of items, but were heavily concentrated in electronics, coatings and colorants. Brady intends to expand the scope of its supply chain review in the future.

Direct suppliers of the parts and materials identified were asked to provide answers to Brady’s Supply Chain Compliance Questionnaire, which was directly based on the Electronic Industry Citizenship Coalition/Conflict Free Sourcing Initiative (EICC/GeSI) Common Reporting Template. The EICC/GeSI Common Reporting Template is generally regarded as the most common reporting tool for 3TG Minerals content and sourcing information, and was developed by several of the world’s leading consumer electronics companies.

The questionnaire responses received were reviewed by Brady for completeness and consistency of answers. In certain instances, suppliers were required to provide corrections, clarifications or additional information where responses were incomplete or in need of explanation or additional detail.

As such, we believe our process was reasonably designed and performed in good faith. We have not received any responses from our suppliers that the 3TG Minerals in the materials and components that they supply were from the Covered Countries or directly or indirectly funded the armed groups. Nonetheless, we were unable with absolute assurance to determine the origin of the 3TG Minerals in our products and cannot exclude the possibility that some may have originated in the Covered Countries. Based on the results of our due diligence with respect to the origin of the 3TG Minerals in our products, we are submitting this report as an exhibit to our Form SD for the year ended December 31, 2013.

II. Design of Due Diligence Measures

Brady designed its 3TG Minerals compliance procedures based on, and in conformity with, the five-step framework of OEC (2011), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, OECD Publishing and the supplements on tin, tantalum, tungsten and gold. The five steps are labeled in the OECD guidance as:
Step 1:    Establish Strong Company Management Systems
Step 2:    Identify and Assess Risk in the Supply Chain
Step 3:    Design and Implement a Strategy to Respond to Identified Risks
Step 4:     Carry Out Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply
Chain
Step 5:    Report on Supply Chain Due Diligence

Brady implemented all elements of Steps 1, 2 and 5 of the OECD guidance, which relate to SEC regulatory requirements that precede and follow the specific due diligence steps. The design of our due diligence process conforms to Steps 3 and 4 of the OECD guidance. Our focus is on obtaining and verifying the origin of the 3TG Minerals in our products, if they are from a Covered Country, determining whether they are funding armed groups, and if so, taking appropriate action to minimize or eliminate use of any suppliers or their products.

III.        Due Diligence Measures Performed by Brady Corporation
The following due diligence measures are performed by Brady.

•Communicating our policy on 3TG Minerals to direct suppliers.
•Conducting teleconference awareness sessions with our direct suppliers concerning the commitments and requirements expected of Brady suppliers regarding 3TG Minerals, supported by follow up email and phone communication.
•Identifying “red flag items” that trigger specific due diligence inquiries and/or actions as part of the Company’s 3TG
Minerals procedures.
•The Company’s supplier compliance program includes communicating with and further inquiring of our direct suppliers with the goal of improving our understanding of each 3TG Mineral supply chain. If we become aware of a supplier whose supply chain requires modification, we have a process to determine the appropriate response and action. We communicate to our suppliers that we expect them to take similar measures with their suppliers to ensure alignment throughout the supply chain.
•Supporting the development and implementation of independent third party audits of smelters/refiners through our policy and procurement practices that encourage suppliers to purchase materials from audited smelters/refiners.
•Reporting to senior management and the Board of Directors on status of direct suppliers’ responses; continuing to monitor, track and report on progress of direct suppliers’ responses to senior management and the Board of Directors.

IV.    Product Determination

We have not received any responses from our suppliers that the 3TG Minerals in the materials and components that they supply were from the Covered Countries or directly or indirectly funded the armed groups. Nonetheless, we were unable with absolute assurance to determine the origin of the 3TG Minerals in our products and cannot exclude the possibility that some may have originated in the Covered Countries. We have received very few responses from our direct suppliers that identify smelters or countries of origin. In those few cases where we have an identified smelter, it is on the Conflict Free Smelter list from EICC.

We are continuing to work with our suppliers to improve the quality of their responses to our due diligence information requests.

V.        Product Description

The products subject to this disclosure are:

•Thermal transfer printers
•Labels and tapes for thermal transfer printing

These products, which are manufactured by Brady or which Brady contracts to have manufactured, may contain one or more of the 3TG Minerals.

VI.        Steps to Improve Due Diligence

Brady intends to engage in the following activities during the 2014 compliance period to improve the due diligence conducted for the 2013 compliance period to further mitigate the risk that 3TG Minerals in our products benefit armed groups. We will continue to communicate our expectations and information requirements with respect to our supplier compliance program, including 3TGMinerals, to our direct suppliers. We will also continue to monitor changes in circumstances that may impact the facts or our determination regarding the source of our 3TG Minerals. Over time we anticipate that the amount of information globally on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make further inquiries to our direct suppliers with the goals of assessing our supply chain, including existing, new and changed suppliers, and improving our understanding of each 3TG Mineral supply chain.